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                                                                 EXHIBIT O
                                      Proposed Notice Pursuant to Rule 22f)

                                                (Release No. 35-          )

FILINGS UNDER THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935 ("ACT")


December   , 1995

Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendments thereto is/are available for public inspection through the Commission's Office of Public Reference. Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by
January    , 1996 to the Secretary, Securities and Exchange Commission,
Washington, DC 20549, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) specified below. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After said date, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.


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Consolidated Natural Gas Company, et al. (70-    )
__________________________________________________

	Consolidated Natural Gas Company ("Consolidated"), CNG Tower, Pittsburgh, Pennsylvania 15222-3199, a registered holding company has filed an application-declaration under Sections 3(b), 6(a), 7, 9(a), 10, 12(b), 13(b),
32 and 33 of the Act and Rules 45, 53, 54, 83, 87, 90 and 91 thereunder.
	Consolidated proposes to form CNG International Corporation ("CNG International")as a new Delaware subsidiary which would become the vehicle for the Company to invest in energy related businesses outside the United States. Consolidated proposes to invest up to $300,000,000 in such businesses during the period beginning from the time an order is issued in this proceeding through December 31, 2005. CNG International would have 30,000 shares of common stock, $10,000 par value per share, authorized, for an aggregate capital stock authorization of $300,000,000. However, financing of CNG International by Consolidated may occur in the form of short-term and long-term loans in addition to capital stock sales. In addition to the $300 million intra-system financing referred to above, Consolidated also seeks authority herein for parent company guarantees and other credit support arrangements in the amount not to exceed $300 million.
	Consolidated seeks to engage in international energy activities in order to (i) participate in the more rapid economic growth of international or foreign energy businesses, (ii) obtain the higher rates of return on equity that may be obtained from investments in such activities, (iii) utilize to its profit its expertise developed in the emerging competitive energy markets in North America, and (iv) obtain further knowledge of developing energy markets through strategic alliances with companies already involved in the international energy industry.


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	Consolidated proposes that it be authorized to form and finance CNG
International in order that it may acquire securities or interests in the business of one or more "exempt wholesale generators" ("EWGs") as defined in
Section 32(a) of the Act and located outside of the United States, and "foreign utility companies"("FUCOs") as defined in Section 33(a) of the Act. Request is also made for CNG International to form and finance intermediate subsidiary companies ("Intermediate Companies")so that they may acquire interests in, finance the acquisition of and hold the securities of EWGs and FUCOs.
	Intermediate Companies would normally be special purpose subsidiaries to facilitate the consummation of investments in EWGs and FUCOs, and would enhance the ability of CNG International to respond quickly to investment opportunities.
	Consolidated also proposes that CNG International or any Intermediary Company will issue equity securities and debt securities to persons other than Consolidated (and with respect to which there will be no recourse to Consolidated), including banks, insurance companies and other financial institutions, exclusively for the purpose of financing (including any refinancing) of investments in EWGs and FUCOs. It is anticipated that the issuance of such securities will be exempt transactions either pursuant to Rule 52 under the Act or purusant to a Section 3(b) exemption requested further herein. It is also possible that issuances of securities by certain subsidiaires engaged in gas related activities may be exempt pursuant to Rule
16 under the Act.


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	Consolidated also proposes that CNG International be authorized to seek out, identify, evaluate and invest in opportunities in the foreign energy sector, including electric generation related activities (other than EWGs and FUCOs and including cogeneration and small power production), gas exploration and production, gas transmission and storage, the brokering and marketing of electricity, gas and other energy commodities and related services. CNG International may also engage in the energy consulting business in foreign energy markets. All of such activities are referred to herein as "Foreign
Energy Activities." CNG International may also acquire interests in other categories of international or foreign energy activities to the extent that such acquisition may be exempted under a rule of general applicability hereafter adopted by the Commission.
	Request is also made for CNG International and its subsidiaries to provide consulting, administrative, technical, construction, operating and maintenanace and other management services to non-affiliated foreign persons. Such services may consist of consulting as to natural gas and electricity acquisition and marketing, for example, based on the expertise with respect to such activities developed in the Consolidated System, particularly that of CNG Energy and CNG Power Services Corporation, the CNG's System's gas and power marketers, respectively. CNG International and its subsidiaries may also offer natural gas exploration, production, transmission and distribution consulting services based on the CNG System's expertise in these areas. All of the above services would be provided to non-affiliates at market based rates sufficient to cover cost and a reasonable profit


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	CNG International and its subsidiaries may also provide similar services to entities formed by it with respect to its foreign energy business. Such entities may be wholly-owned by CNG International or one of its subsidiaries, or may be jointly owned with a person with which it has an alliance agreement. Services provided to affiliates would be at cost if the recipient is a utility company, but may be provided at market based rates if the recipient is a non-utility company.
	CNG International and its subsidiaries may contract with associate companies in the CNG System in order to provide the above services. Services obtained from utility companies within the CNG System would be performed at cost under Rules 90 and 91. Services from non-utility companies within the CNG System may be performed either at cost or at market based rates.
	Application is made for exemption from the cost standards pursuant to
Section 13(b) of the Act and Rule 83.
	CNG International requests authority to enter into arrangements to carry on Foreign Energy Activities in one or more of the following forms:
1.	CNG International may acquire an ownership interest, which may be up to
100% of the voting or non-voting stock, in one or more corporations established for the sole purpose of engaging in Foreign Energy
Activities.  The organizational documents governing such corporations will expressly limit their activities to Foreign Energy Activities.
2.	CNG International may establish one or more wholly-owned limited purpose subsidiary corporations to invest and participate in partnerships or joint ventures to be formed with unrelated persons or entities for the sole purpose of engaging in Foreign Energy Activities. The


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	organizational documents governing such partnerships, joint ventures or corporations would expressly limit their activities to Foreign Energy Activities. As indicated below, the financing of these wholly-owned subsidiaries would mirror the financing provided by Consolidated to CNG International for the purpose of the subject investment.
	It is anticipated that most external financings of CNG International and its subsidiaries will be exempt pursuant to Rule 52 under the Act. To the extent that Rule 52 might not apply to such financings, application is hereby made to exempt such financings by a subsidiary of CNG International under
Section 3(b) of the Act in the event such subsidiary: (i) will derive no material part of its income, directly or indirectly, from sources within the United States and (ii) will not be a public-utility company operating within the United States. Considering the amount of the proposed investment in foreign activities and the likelihood of enhancing shareholder value through profitable international investments, the Commission should not find it necessary in the public interest or for the protection of investors that the external financings of such a subsidiary remain subject to the Act.
	In the event no exemption is otherwise available, request is made that a corporation, partnership, limited liability company or joint venture in which CNG International or its subsidiary has an ownership interest of less than 100% be authorized to obtain third party debt financing. Such financing may be from a bank or other institutional lender.


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	It is proposed for CNG International to raise funds for the purposes described herein by (i) selling shares of its common stock, $10,000 par value, to Consolidated, (ii) open account advances as described below, or (iii) long-term loans from Consolidated, in any combination thereof. Consolidated will obtain the funds required through internal cash generation.
The open account advances and long-term loans will have the same effective terms and interest rates as related borrowings of Consolidated in the forms listed below:
	(1)	Open account advances may be made to Energy Services to provide working capital and to finance the activities authorized by the
		Securities and Exchange Commission ("Commission"). Open account advances will be made under letter agreement with Energy Services and will be repaid on or before a date not more than one year from the date of the first advance with interest at the same effective rate of interest as Consolidated's weighted average effective rate
		for commercial paper and/or revolving credit borrowings. If no such borrowings are outstanding, the interest rate shall be predicated on the Federal Funds' effective rate of interest as quoted daily by the Federal Reserve Bank of New York.
	(2)	Consolidated may make long-term loans to Energy Services for the financing of its activities. Loans to Energy Services shall be evidenced by long-term non-negotiable notes of Energy Services
(documented by book entry only) maturing over a period of time (not in excess of 30 years) to be determined by the officers of Consolidated, with the interest predicated on and equal to
		Consolidated's cost of funds for comparable borrowings. In the event Consolidated has not had recent comparable borrowings, the rates will be tied to the Salomon Brothers indicative rate for


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		comparable debt issuances published in Salomon Brothers Inc. Bond
Market Roundup or similar publication on the date nearest to the time of takedown. All loans may be prepaid at any time without premium or penalty.
	All funding by a CNG System parent company of its immediate subsidiary pursuant to this Application would be in the form of (a) the sale of the subsidiary's common stock to the parent, (b) open account advances from the parent to the subsidiary, and/or (c) long-term loans from the parent to the subsidiary. Any providing of funds by Consolidated to CNG International can be in any combination of these three forms of financing; and any financing between CNG International and its subsidiaries will be in the same combination of forms that exists between the Consolidated and CNG International in the transaction which causes CNG International to obtain funds to invest in the subsidiary.
	Application is also made for Consolidated, CNG International and Intermediary Companies to enter guarantee arrangements, obtain letters of credit, and otherwise provide credit support with respect to obligations of their respective subsidiaries to third parties as may be needed and appropriate to enable them to carry on in the ordinary course of their respective businesses. The maximum aggregate limit on all such credit support by Consolidated, CNG International and Intermediary Companies at any one time will be $300 million. The $300 million in guarantees and other credit support is in


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addition to the $300 million limit on intra-company financing requested elsewhere herein.
                          ____________________________

	For the Commission, by the Division of Investment Management, pursuant to delegated authority.

	Jonathan G. Katz
	Secretary